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                                                                   Exhibit 99.36




                          TRANSITION THERAPEUTICS INC.

                                 Annual Meeting

                            Held on December 11, 2006

                            REPORT OF VOTING RESULTS

                 Pursuant to Section 11.3 of National Instrument
                  51-102 -- Continuous Disclosure Obligations


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MATTER VOTED UPON                                        OUTCOME OF VOTE
-----------------                                        ---------------

1.  Appointing the following individuals as                  Approved
    directors of the issuer to hold office
    until the next annual meeting of the
    issuer or until their successors are
    appointed or elected:

    (a) Michael Ashton;
    (b) Paul Baehr;
    (c) Tony Cruz;
    (d) Christopher Henley; and
    (e) Gary W. Pace.


2.  Appointing PricewaterhouseCoopers LLP,                   Approved
    Chartered Accountants, as auditors of the issuer to hold office until the next annual meeting or until their successors are appointed and authorizing the directors of Transition Therapeutics Inc.
    to fix the remuneration to be paid to the auditors.


3.  Approving the consolidation of the              VOTES FOR      VOTES AGAINST
    Corporation's outstanding Common Shares        ----------      -------------
    as described in the Information Circular.      76,323,473          563,869
                                                      99.27%            0.73%
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